W6316 Design Drive Greenville, WI 54942 P.O. Box 1579 Appleton, WI 54912-1579

August 12, 2016

United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attn: Mr. William H. Thompson Accounting Branch Chief Office of Consumer Products

RE:

School Specialty, Inc.
Form 10-K for the Thirty-Five Weeks Ended December 26, 2015
   Filed March 9, 2016
Form 8-K Filed August 2, 2016
File No. 0-24385

Dear Mr. Thompson:

School Specialty, Inc. (the “Company”) acknowledges receipt of the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated August 8, 2016, relating to the Company’s Annual Report on Form 10-K for the Thirty-Five Weeks ended December 26, 2015 and the Company’s Form 8-K filed August 2, 2016 (the “Comment Letter”).  The Comment Letter requests that the Company respond to the Staff’s comments within ten business days or advise the Staff as soon as possible when the Company will respond.

As requested by Ms. Yolanda Guobadia on August 11, 2016, this correspondence confirms the Company’s request for an extension of time so that it can devote appropriate time and resources to preparing the Company’s response to the Comment Letter.  As indicated by Ms. Guobadia, it is the Company’s understanding that the Company will have until September 6, 2016 to respond to the Comment Letter.  Please direct any questions or comments you have regarding this request to the undersigned at (920) 882-5882 or Dennis Connolly of Godfrey & Kahn, S.C. (the Company’s outside counsel) at (414) 287-9258.

Sincerely, SCHOOL SPECIALTY INC. By: /s/ Kevin L. Baehler Name: Kevin L. Baehler Title: Chief Accounting Officer

SchoolSpecialty.com	Phone: 888-388-3224